Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated
October 5, 2009 and the Prospectus dated July 27, 2009
Registration No. 333-160834
October 9, 2009
SOLUTIA INC.
This Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

Aggregate Principal Amount:	$400 million

Title of Securities:	8.75% Senior Notes due 2017

Final Maturity Date:	November 1, 2017

Issue Price:	100%, plus accrued interest, if any

Coupon:	8.75%

Yield Per Annum:	8.75%

Interest Payment Dates:	May 1 and November 1

Record Dates:	April 15 and October 15

First Interest Payment Date:	May 1, 2010

Gross Proceeds:	$400 million

Underwriting Discount:	2.25%

Net Proceeds to Solutia before Estimated Expenses:	$391 million

Net Proceeds to Solutia after Estimated Expenses:	$390 million

Optional Redemption:	Except as described below, the notes are not redeemable before November 1, 2013. The notes will be redeemable by the Issuer, in whole or in part, on or after November 1, 2013 at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest:

Date	Price

2013	104.375%

2014	102.188%

2015 and thereafter	100.000%

At any time prior to November 1, 2013, the Issuer may also redeem all or a part of the notes, upon not less than 30 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the date of redemption, subject to the rights of holders of the notes on the relevant record date to receive interest due on the relevant interest payment date.

Optional Redemption with Equity Proceeds:	In addition, up to 35% of the notes will be redeemable by the company before November 1, 2012 at a price equal to 108.750% of their principal amount.

Applicable Premium	“Applicable Premium” means, with respect to any Note on any Redemption
Date, the greater of:

(1) 1.0% of the principal amount of such Note; and

(2) the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Note at November 1, 2013 (such redemption price being set forth in the table appearing above under the caption “Optional Redemption”), plus (ii) all required interest payments due on such Note through November 1, 2013 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) then outstanding principal amount of such Note.

Change of Control:	101%

Underwriters:	Deutsche Bank Securities Inc. Jefferies & Company, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities Inc. HSBC Securities (USA) Inc. Fifth Third Securities, Inc. KBC Financial Products USA Inc.

Allocation:	Name	Principal Amount of
Notes to be Purchased

	Deutsche Bank Securities Inc.	$152 million

	Jefferies & Company, Inc.	$104 million

	Citigroup Global Markets Inc.	$60 million

	J.P. Morgan Securities Inc.	$40 million

	HSBC Securities (USA) Inc.	$20 million

	Fifth Third Securities, Inc.	$12 million

	KBC Financial Products USA Inc.	$12 million

Use of Proceeds:	We intend to use the net proceeds from the notes offered hereby to reduce debt under our senior secured credit facilities, to pay related fees and expenses and for general corporate purposes. As of June 30, 2009, after giving effect to this offering and the use of proceeds as contemplated under “Use of Proceeds,” we would have had $882 million of indebtedness outstanding under our senior secured credit facilities (excluding $44 million of undrawn letters of credit and approximately $128 million of additional borrowing capacity under our senior secured revolving credit facility), all of which would rank effectively senior to the notes to the extent of the assets securing such indebtedness, and our subsidiaries that are not guarantors would have approximately $9 million of indebtedness and other liabilities, all of which would rank structurally senior to the notes.

Trade Date:	October 9, 2009

Settlement Date:	October 15, 2009 (T+3)

Distribution:	SEC Registered (Registration No. 333-160834)

CUSIP/ISIN Numbers:	CUSIP: 834376 AK1
ISIN: US834376AK12
Listing	None

Changes to the Preliminary	Description of Notes
Prospectus Supplement	Clause (1) of the definition of “Permitted Liens” is here by deleted in its entirety and replaced with the following (the additional language is underlined):

“(1) Liens on assets of a Person at the time such Person becomes a Subsidiary or when such assets are acquired (including by way of merger with such Person); provided that (a) such Lien was not incurred in anticipation of or in connection with the transaction or series of related transactions pursuant to which such Person became a Subsidiary or such assets were acquired; and (b) such Lien does not extend to cover any assets of the Issuer or any other Restricted Subsidiary; ”

Other Changes

On Pg. S-66, the words “Approximately 74%” are replaced with “Approximately 75%”

Solutia Inc. and the guarantors have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that Solutia Inc. and the guarantors have filed with the SEC for more complete information about Solutia Inc., the guarantors and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, Solutia Inc., the guarantors, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Deutsche Bank Securities Inc., 100 Plaza One, Second Floor, Jersey City, NJ 07311, telephone: 1-800-503-4611; Jefferies & Company, Inc., 520 Madison Avenue, New York, NY 10022, telephone: 1-888-449-2342; Citigroup Global Markets Inc., 388 Greenwich Street, New York, NY 10013, telephone: 1-877-858-5407; or J.P. Morgan Securities Inc., 270 Park Avenue New York, NY 10017, telephone: 1-212-834-4533.